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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ADC Therapeutics SA

September 9, 2019

Re:	ADC Therapeutics SA
Registration Statement on Form F-1
Filed September 6, 2019
CIK No. 0001771910
File No. 333-233659

Ms. Tonya K. Aldave
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Ms. Aldave:

On behalf of ADC Therapeutics SA, a corporation organized under the laws of Switzerland (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to Comment #6 contained in the Staff’s letter dated July 25, 2019 (the “Comment Letter”) relating to the Company’s Draft Registration Statement on Form F-1, originally confidentially submitted on June 27, 2019 (the “Registration Statement”), in connection with the initial public offering of the Company’s common shares (the “Offering”).

The response and information below are based on information provided to us by the Company. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

6.	Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

The Company has two share-based compensation plans, both of which are based on common shares:

•	A share purchase plan, which is common in Switzerland and which involves an advance ruling from the Swiss tax authorities; and

•	A traditional share option plan.

The share purchase plan is primarily intended for Swiss resident employees, and the share option plan is primarily intended for international employees. In accordance with the International Financial Reporting Standards (“IFRS”), both of the Company’s share-based compensation plans are

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	2	September 9, 2019

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accounted for as share option plans in the Company’s consolidated financial statements. Historically, the Company has made incentive plan awards throughout the course of its fiscal year, such as upon the hiring of new employees and/or upon annual performance reviews.

As set forth below, the Company believes that its use of the Back Solve method for 2018 and through June 2019 provided the most reliable and appropriate results for its share-based compensation valuations, given the uncertainties associated with the probability of success of the clinical development of ADCT-402 and ADCT-301 and the fact that an initial public offering was not the most likely liquidity outcome until August 2019. The Company believes that these factors, in addition to the elimination of the significant liquidation preferences enjoyed by the preferred shares as part of the Share Capital Reorganization to be effected in connection with this Offering, the fact that key value inflection points that significantly increased the Company’s value did not occur until May, July and August 2019, as well as certain other factors customary to an initial public offering, explain the difference between the historical valuation of the Company’s common shares for the purpose of its share-based compensation and the estimated price range of the Offering.

Historical Fair Value Determination Methodology

Approach

The Company’s discussion of share-based compensation is primarily contained in the Registration Statement section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-Based Compensation Expense.”

As there has been no public market for the Company’s common shares since its inception, the Company’s Board of Directors has engaged independent third-party valuation specialists to assist them in determining the estimated fair value of the Company’s share-based awards and of the underlying common shares using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ (the “AICPA”) Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. There were various objective and subjective factors that the Company believed were relevant in determining the valuation methodology to be applied and in estimating the fair value of its common shares at each grant date, including:

•	the prices at which the Company sold preferred shares during the relevant period;

•	the rights and preferences of the preferred shares relative to those of the common shares, including the right to liquidation payments in preference to holders of common shares in the event of a liquidation, which will be distributed to shareholders in the following order, which, for the avoidance of doubt, would not be applicable in an initial public offering of the Company’s common shares:

i.	to Class E shareholders in an amount equal to the total price paid for the Class E preferred shares, plus an 8% per annum return;

ii.	to Class D shareholders in an amount equal to the total price paid for the Class D preferred shares, plus an 8% per annum return;

iii.	to Class C shareholders in an amount equal to the total price paid for the Class C preferred shares;

iv.	pari passu, to Class B shareholders in an amount equal to the total price paid for the Class B preferred shares, plus an 8% per annum return, and to Class C shareholders

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	3	September 9, 2019

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in an amount equal to an 8% per annum return on the total price paid for the Class C preferred shares; and

v.	to all shareholders in proportion to the nominal value of their shares;

•	the lack of an active public market for the common shares and the preferred shares;

•	the Company’s stage of development and its business strategy, external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	the Company’s research and development pipeline, and in particular factors affecting the likelihood of success of its two lead product candidates, ADCT-402 and ADCT-301, including safety and efficacy data and feedback from the U.S. Food and Drug Administration (“FDA”), which may impact the probability of success and the inherent value of the Company’s lead product candidates and of the Company as a whole;

•	the Company’s financial position, including cash and cash equivalents, and its historical and forecasted performance and operating results;

•	the likelihood of achieving a liquidity event; and

•	analysis of initial public offerings and the market performance of comparable companies in the biotechnology industry.

Valuing the options

As noted above and in accordance with IFRS, both of the Company’s share-based compensation plans are accounted for as share option plans in the Company’s consolidated financial statements. The fair value of the options granted pursuant to the plans are calculated on the same basis using the traditional Black-Scholes option pricing model.

In consultation with the independent third-party valuation specialists referred to above, the Company applies a Black-Scholes option pricing model-based valuation methodology using assumptions and inputs that the Company believes are reasonable to arrive at an estimated fair value of the options for the purpose of determining share-based compensation expense. These inputs are set forth in the Registration Statement section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-Based Compensation Expense.” One of these inputs is the fair value of the Company’s common shares at each grant date.

Method used to value the Company’s common shares

The Company’s share capital is comprised of preferred shares (Class B, C, D and E) and common shares. Each class of preferred shares includes economic rights and preferences over previously issued classes of preferred shares, and all classes of preferred shares include economic rights and preferences, including priority entitlement to any liquidation preferences and certain dividend rights, over common shares.

To estimate the fair value of the Company’s common shares at each grant date, the Company used the Back Solve method in the context of an Option Pricing Method. The Back Solve method in the context of an Option Pricing Method values the total equity of the Company and works backwards through the various preferred shares, taking into account the seniority, preference and conditions of each class of preferred shares, including liquidation payments (defined to include normal course sale proceeds), in preference to holders of common shares in certain situations and the right to receive

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	4	September 9, 2019

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Pursuant to Rule 83 by ADC Therapeutics SA

dividends prior to any dividends declared or paid on any of the Company’s common shares, to determine the fair value of the Company’s common shares at each grant date.

The Back Solve method derives an implied common equity value based on the most recent or relevant financing round that the Company has completed. Since inception, the Company has raised $558.6 million in gross cash proceeds from equity financings through issuance of various classes of preferred shares (Class B, C, D and E). The most recent financing rounds were completed in November 2017 and June 2019 and involved the issuance and sale of Class E preferred shares. Both financing rounds included new institutional private equity investors, and the Company believes that these financing rounds were arm’s-length market transactions. The Company has used the share price in these financing rounds to determine the implied total equity value of the Company, and in turn to derive the fair value of the respective preferred and common shares at any given point in time.

On November 16, 2017, the Company completed a $200.1 million round of equity financing. It issued and sold 617.0 Class E preferred shares at $324,292 per share. For awards granted under the Company’s share-based compensation plans from November 16, 2017 to April 1, 2019 (being the date of the last grant prior to completion of the unaudited interim consolidated financial statements for the six months ended June 30, 2019), the Company calculated its implied equity value using $324,292 per Class E preferred share.

In July 2019, the Company completed a $103.3 million round of equity financing. It issued and sold 295.0 Class E preferred shares at $350,000 per share. For any awards granted after June 7, 2019 (being the date of the first closing in the round of equity financing), the Company will calculate its implied equity value using $350,000 per Class E preferred share. There were no awards granted from April 1, 2019 to June 30, 2019, and therefore no awards have been reflected in the remainder of the unaudited interim consolidated financial statements for the six months ended June 30, 2019.

The Back Solve model in the context of an Option Pricing Method uses similar inputs and assumptions as the Black-Scholes model to determine the implied equity value of the Company. These input assumptions include:

1.	Exercise price: The exercise price for each award under the share option plan was determined by reference to the issue price of the preferred shares and, for the share purchase plan, on the purchase price fixed in accordance with the advance ruling from the Swiss tax authorities.

2.	Liquidation preference: A “distribution waterfall” that allocates the implied equity value to each class of shares based on their economic rights and preferences, including liquidation preferences. Each class of preferred shares includes economic rights and preferences over previously issued classes of preferred shares, and all classes of preferred shares include economic rights and preferences, including priority entitlement to any liquidation preferences and certain dividend rights, over common shares.

For example, as of December 31, 2018, the total priority payments that holders of preferred shares would be entitled to prior to any distribution to holders of common shares was approximately $[***]. The table below sets forth the total priority payments:

Preferred Share	Capital Repayment	Cumulative Dividend	Total Priority Payment
E	$[***]	$[***]	$[***]
D	$[***]	$[***]	$[***]
C	$[***]	$[***]	$[***]
B	$[***]	$[***]	$[***]
TOTAL	$[***]	$[***]	$[***]

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	5	September 9, 2019

FOIA Confidential Treatment Request
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3.	Expected term: The expected term used to derive the implied equity value was the period from the grant date to September 30, 2019, the date of a target liquidity event. The expected term was held constant, and as a result, the term assumption was shorter at each subsequent grant date throughout 2018. Because the implied total equity is below the aggregate liquidation preference of the preferred shares, the value of the common shares declines as the term in the Option Pricing Method becomes shorter.

4.	Risk-free interest rate: The risk-free interest rate used was based on the yield curves of U.S. government securities and derived by interpolating the implied yield of such securities of corresponding maturities to the expected term. The risk-free interest rate used increased from 1.86% to 2.64% over the period covered by the valuation.

5.	Expected volatility: The expected volatility used was based on the median of the historical volatility of publicly traded comparable companies. Specifically, the companies considered for this purpose were pre-revenue companies in the pharmaceutical and biotechnology industries with similar assets under development as the Company. Another key component of estimating volatility was matching the volatility calculation period to the expected term. The expected volatility was calculated to be 70% for the period covered by the valuation.

6.	The discount for lack of marketability (“DLOM”): The DLOM was individually computed for each class of shares as of each grant date using the industry-accepted Asian protective put option model. This model considers the impact of leverage that arises in instances where preferred shares rank in seniority to common shares, including liquidation preferences. This results in individual DLOMs being calculated for each of the different classes of shares and results in a determination of the incremental DLOM for the common shares. The derived incremental DLOM of each class of shares was capped at 15% in consultation with independent third-party valuation specialists referred to above based on a review of industry sources, including responses to the Commission’s comment letters. The incremental DLOM was applied in the valuation of the common shares.

The Company used a consistent methodology throughout 2018 and 2019 for both its audited consolidated financial statements for the year ended December 31, 2018 and its unaudited interim consolidated financial statements for the six months ended June 30, 2019.

Assessment of the appropriate valuation methodology

The Company routinely assesses whether the Back Solve Method in the context of an Option Pricing Method remains appropriate and considers whether an alternative method, the probability-weighted expected returns method (“PWERM”), would be more appropriate.

The PWERM allocation method incorporates the results from multiple scenarios into a single conclusion of value. The model requires assumptions as to the probability of achieving a liquidity event under various scenarios, such as an initial public offering, disposal by way of strategic sale or merger or winding up the company by orderly dissolution or court liquidation, as well as a valuation for each scenario. The model results in a value that is produced based on a weighted probability for each outcome.

The Company believes that the Back Solve method was the most appropriate method for share-based compensation valuations during 2018 and for the six months ended June 30, 2019. First, during 2018 and through August 2019, the Company was approached by a number of pharmaceutical and biotechnology companies that expressed an interest in acquiring rights to the Company’s pipeline. As a result of these expressions of interest, the Board of Directors took the view that a strategic

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	6	September 9, 2019

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transaction would be the most likely liquidity event. Therefore, the Company believes that the Back Solve method was the most appropriate method for share-based compensation valuations during the period set forth above. Subsequently, following the analysis of the interim data from the pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL in July and August 2019 and based on investor feedback received in August 2019, the Board of Directors decided to pursue an initial public offering. Only then did an initial public offering became the most likely liquidity event. The Company intends to consider the PWERM allocation method for awards granted subsequent to June 30, 2019.

Second, the PWERM allocation method requires certain data and inputs. During 2018 and the six months ended June 30, 2019, due to uncertainties associated with the probability of success of the clinical development of ADCT-402 and ADCT-301, as highlighted below, such data and inputs were not reasonably quantifiable. Therefore, the Company believes that the Back Solve method was also the most practical method for share-based compensation valuations during the period set forth above.

Having determined that the Back Solve Method was the most appropriate and practical valuation method, the Company believes that using these third-party arm’s-length financing rounds as references for each of the valuations performed using the Back Solve Method is appropriate because such financing rounds occurred within approximately one year of the valuation dates for the share-based awards granted in 2018. Finally, at each grant date, the Company reviewed the results of the valuations performed using the Back Solve Method, considered any material changes to the business at the time of each share-based award grant and determined no such material changes had occurred to warrant a change in the valuation.

Based on the above, the Company concluded the valuations performed using the Back Solve Method, referencing the most recent rounds of equity financing, gave the Company the most reliable and appropriate results for the purpose of its share-based compensation valuations, and the Company believes that it has recorded the appropriate share-based compensation expenses.

Factors Resulting in Material Uncertainties During 2018 and through June 2019

The Company believes that its value is heavily dependent on the progress and results of its two lead product candidates, ADCT-402 and ADCT-301. During 2018 and through June 2019, the Company faced a number of business and regulatory uncertainties that directly and indirectly affected its value, including:

•	Immediately after the definitive agreements were signed for the November 2017 Series E financing, the FDA issued a partial clinical hold on the Company’s Phase 1 clinical trial of ADCT-301 for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”) and non-Hodgkin lymphoma because two HL patients were diagnosed with Guillain–Barré syndrome (“GBS”) and one HL patient was diagnosed with polyradiculopathy. The incidences of GBS and the partial clinical hold put into question the potential value of ADCT-301 and the Company’s overall value. In January 2018, the FDA lifted the partial clinical hold without condition, and the Company resumed enrollment of the Phase 1 clinical trial.

•	In August 2018, the first patient was treated in the Company’s pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”). However, the potential value of ADCT-402 and the Company’s overall value were highly uncertain, as many cancer drugs fail to demonstrate the same or similar overall response rates in Phase 2 clinical trials as they do in Phase 1 clinical trials.

•	In September 2018, the Company informed the FDA that two additional HL patients were diagnosed with GBS. The Company voluntarily suspended enrollment in the clinical trial. The

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	7	September 9, 2019

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incidences of GBS again put into question the potential value of ADCT-301 and the Company’s overall value.

Subsequent Key Value Inflection Points

•	In May 2019, the Company had its end-of-Phase 1 meeting with the FDA. Based on the feedback from the FDA at this meeting, the Company believes that a Phase 2 clinical trial, if successful, will form the basis of a biologics license application (“BLA”) submission for accelerated approval of ADCT-301 for the treatment of relapsed or refractory HL. This eased the strain on the value of ADCT-301 because the Company could see a path toward regulatory approval and a positive risk-reward profile of ADCT-301 in the context of the incidences of GBS.

•	In July 2019, the Company reported interim safety and efficacy data from a pre-planned futility test on the first 52 patients in the pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL. The data showed overall response rates and a safety profile that were substantially consistent with those observed in the Phase 1 clinical trial.

•	In August 2019, the Company reported interim efficacy data from the first 96 patients in the pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL. The data showed overall response rates that were substantially consistent with those observed in the Phase 1 clinical trial.

Summary of Share-Based Awards from January 1, 2018 to June 30, 2019

The following table summarizes all share-based awards granted from January 1, 2018 to and including June 30, 2019 and the corresponding fair value per share for each class of preferred shares and the common shares:

				Fair value per share (including DLOM):
Grant year	Grant date	Number of Class A common share awards	Implied total equity value	Class E preferred share	Class D preferred share	Class C preferred share	Class B preferred share	Common share
2018	Jan. 1	2.44	$ [***]	$ 324,292	$ [***]	$ [***]	$ [***]	$ [***]
	Jan. 8	0.25	[***]	324,292	[***]	[***]	[***]	[***]
	Jan. 16	0.25	[***]	324,292	[***]	[***]	[***]	[***]
	Jan. 18	0.22	[***]	324,292	[***]	[***]	[***]	[***]
	Jan 30	0.45	[***]	324,292	[***]	[***]	[***]	[***]
	Mar. 1	0.29	[***]	324,292	[***]	[***]	[***]	[***]
	Mar. 5	0.21	[***]	324,292	[***]	[***]	[***]	[***]
	May 14	0.13	[***]	324,292	[***]	[***]	[***]	[***]
	June 1	0.26	[***]	324,292	[***]	[***]	[***]	[***]
	June 1	3.00	[***]	324,292	[***]	[***]	[***]	[***]
	June 4	0.11	[***]	324,292	[***]	[***]	[***]	[***]
	June 11	0.29	[***]	324,292	[***]	[***]	[***]	[***]
	June 27	1.73	[***]	324,292	[***]	[***]	[***]	[***]

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	8	September 9, 2019

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				Fair value per share (including DLOM):
Grant year	Grant date	Number of Class A common share awards	Implied total equity value	Class E preferred share	Class D preferred share	Class C preferred share	Class B preferred share	Common share
	July 9	0.50	[***]	324,292	[***]	[***]	[***]	[***]
	Sept. 24	0.25	[***]	324,292	[***]	[***]	[***]	[***]
	Dec. 1	33.00	[***]	324,292	[***]	[***]	[***]	[***]
	Total	43.38

2019	Jan. 1	11.36	[***]	324,292	[***]	[***]	[***]	[***]
	Feb. 6	6.00	[***]	324,292	[***]	[***]	[***]	[***]
	Apr. 1	1.04	[***]	324,292	[***]	[***]	[***]	[***]
	Total	18.40

Share values implied by the Back Solve method

The table above sets out all share-based awards from January 1, 2018 to and including June 30, 2019.

The Implied Total Equity Value is based upon the Option Pricing Method. The Option Pricing Method treats common shares and preferred shares as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred shares. Under this method, the common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event (for example, a merger or sale), assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the shareholders. However, an advantage of the Option Pricing Method is that it explicitly recognizes the option-like payoffs of the various share classes, utilizing information in the underlying asset (that is, estimated volatility) and the risk-free rate to adjust for risk by adjusting the probabilities of future payoffs (positive and negative outcomes). The common shares are modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying equity value at a predetermined or exercise price. In the model, the exercise price is based on a comparison with the equity value rather than, as in the case of a "regular" call option, a comparison with a per share price. Thus, each common share is considered to be a call option with a claim on the equity at an exercise price equal to the remaining value immediately after the preferred shares are liquidated.

To value the various preferred and common share classes, the Back Solve method uses the latest share price for the Class E preferred shares. Throughout 2018, this remains constant at a share price of $324,292. The resulting value of the common shares represents residual option value in scenarios where the total equity value exceeds the liquidation preferences of all of the preferred shares. The total equity value declines throughout 2018 because one of the inputs to the Option Pricing Method is a term assumption, which was based on the time from the grant date to an assumed liquidity event. The liquidity event assumption was consistent throughout each of the valuations performed during 2018. As a result, the term assumption was shorter at each grant date throughout 2018. Because the implied total equity is below the aggregate liquidation preference of the preferred shares, the value of the common shares declines as the term in the Option Pricing Method becomes shorter.

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	9	September 9, 2019

As noted in the table above, for the six months ended June 30, 2019, the Company granted awards consisting of 18.4 Class A common shares. For these share-based awards, the Company did not identify any material events subsequent to the last share-based award on December 1, 2018 and, therefore, applied the same grant date valuations to these awards as it applied to the awards granted on December 1, 2018. This formed the basis for determination of the share-based compensation expense presented in the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2019.

Estimated Offering Price

The underwriters in the Offering have indicated to the Company that the anticipated pre-Offering overall equity valuation for the Company will be approximately $[***] to $[***]. The underwriters first communicated the anticipated pre-Offering overall equity valuation to the Company on August 28, 2019. Assuming Class B, C, D and E preferred shares convert to common shares on a one-for-one basis, this would result in an initial offering price to the public of the common shares in the Offering of approximately $[***] and $[***] per share (before giving effect to the Share Capital Reorganization that the Company expects to implement prior to the effectiveness of the Registration Statement). This price range assumes a successful Offering, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The actual price range to be included on the cover of the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the actual price range will be within the range stated above (subject to adjustments for the Share Capital Reorganization, including the share split ratio that will be determined in conjunction with the finalization of the actual price range).

The Company notes that, as is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and its underwriters for the Offering. Among the factors that were considered in setting this range were the Company’s prospects and the history of and prospects for its industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded shares of generally comparable companies and preliminary discussions with the underwriters for the Offering regarding potential valuations of the Company.

Comparison of the Fair Value per Common Share Used for Share-Based Compensation Expense and the Estimated Offering Price

As outlined in the table above, the basis used in the Back Solve model for the determination of the fair value for each common share was $324,292 per Class E preferred share from November 2017 to April 1, 2019. The value of the common shares determined by the Back Solve method is lower than the offering price as a result of several factors:

•	The most likely liquidity event was a strategic transaction during 2018 and through June 2019.

•	As highlighted under “Subsequent Key Value Inflection Points,” the key events that substantially increased the Company’s value did not occur until May, July and August 2019.

•	The preferred shares enjoy substantial economic rights and preferences over the common shares, which totaled approximately $569 million as of December 31, 2018. As part of the Share Capital Reorganization planned to take place in conjunction with the Offering, the

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	10	September 9, 2019

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Company anticipates all outstanding preferred shares to be converted to common shares on a one-to-one basis. Preferred shares will not receive any preference in the Share Capital Reorganization, which will enhance the value of the common shares.

•	Subsequent to the Company’s first confidential submission of its Draft Registration Statement on Form F-1, the Company commenced testing-the-waters meetings with potential investors, in which it received favorable feedback, which contributed to the Company’s decision to pursue the Offering.

***

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

If you have any questions regarding the foregoing or if I can provide any additional information, please do not hesitate to contact me at (212) 450-4135 or Yasin Keshvargar at (212) 450-4839.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

cc:	Christopher Martin, Chief Executive Officer
Michael Forer, Chief Financial Officer
Dominique Graz, General Counsel
ADC Therapeutics SA

Mike Foley
Filippos Mintiloglitis
PricewaterhouseCoopers SA

Yasin Keshvargar
Davis Polk & Wardwell LLP

Richard Segal
Divakar Gupta
Alison Haggerty
Cooley LLP